Taseko: Court Orders Dissidents to Amend Schedule 13D Filing to
Fully Disclose Purpose for Acquiring Taseko Notes

May 5, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) announces that, on May 5, 2016, the United States District Court for the District of Columbia (the “Court”) ordered dissident Raging River Capital LP and related defendants (collectively, the “Defendants”) to file an amended Schedule 13D to fully disclose their purpose for acquiring Taseko’s senior notes (also sometimes referred to as “bonds”). Any failure by Defendants’ to timely file the amendment could result in a delay of the special meeting of Taseko shareholders, scheduled for May 10, 2016. Should there be any change to the time or place of the special meeting, Taseko will advise shareholders by press release.

Copies of the Court’s Memorandum Opinion and Order are available on Taseko’s website at www.tasekomines.com/proxy-contest.

Vote the YELLOW Proxy Today

Every vote counts. If the RRC Nominees are elected, the value of your investment will be at risk. Even if a shareholder previously voted a blue proxy, a later-dated YELLOW proxy will cancel the earlier vote.

Taseko encourages shareholders to read the proxy contest related materials to understand the main reasons to reject RRC and its baseless attack against Taseko directors Russ Hallbauer, Ron Thiessen and Robert Dickinson. Shareholder materials are available at www.tasekomines.com/proxy-contest and on SEDAR, www.sedar.com.

The proxy voting deadline is 10 am (Pacific Time) on May 6, 2016. Shareholders with questions about voting their shares should call Laurel Hill Advisory Group at 1-877-452-7184 (toll free) or by email at assistance@laurelhill.com. The Special Meeting is scheduled to be held at The Pinnacle Hotel, 138 Victory Ship Way, North Vancouver, British Columbia, on May 10, 2016, at 10:00 a.m. local time.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

About Taseko

Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper- molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold- Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.